Exhibit (a)(5)(xxviii)

RANDSTAD SUCCESSFULLY COMPLETES TENDER OFFER TO ACQUIRE MONSTER WORLDWIDE

DIEMEN, THE NETHERLANDS and WESTON, Mass. – October 31, 2016 – Randstad North America, Inc., a wholly-owned subsidiary of Randstad Holding nv (AMS: RAND), announced today that its wholly-owned subsidiary, Merlin Global Acquisition, Inc., has successfully completed its tender offer to acquire any and all outstanding shares of common stock of Monster Worldwide, Inc. (NYSE: MWW) (“Monster”), at a price of $3.40 per share in cash, without interest thereon and less any applicable withholding taxes (the “Offer”).

As a result of the completed Offer and pending completion of the merger, which is expected to occur on November 1, 2016, Monster’s common stock is expected to cease trading prior to market open on the closing date and will no longer be listed on the New York Stock Exchange.

Monster, a global leader in connecting jobs and people, will continue operating as a separate and independent entity under the Monster name.

“Through this combination we are able to accelerate our digital strategy and our ability to serve our customers and candidates with transformational ‘Tech and Touch’ services,” said Jacques van den Broek, CEO of Randstad. “With Monster’s easy to use digital, social and mobile solutions and Randstad’s global network, we now have the ability to create comprehensive and technologically advanced capabilities for human resources services in a global job market defined by rapid technological change.”

“Joining Randstad provides Monster with the opportunity to grow as a formidable industry leader, building the most sophisticated global platform of talent data, services and tools for connecting jobs and people,” said Tim Yates, CEO of Monster Worldwide. “We are excited to begin Monster’s next chapter and accelerate our transformation.”

There are a number of strategic and financial benefits to the transaction:

•	Brings Together Complementary Visions to Lead Transformation: Randstad and Monster have a shared vision for the global job industry, which is rapidly transforming as a result of technology advances. The transaction is intended to accelerate our ability to develop new and innovative capabilities that deliver greater value to job seekers and employers by bringing labor supply and demand closer together.

•	Creates Most Comprehensive and Technologically Advanced Capabilities for Human Resources Services: Randstad continues to enhance its business model in the rapidly shifting landscape, placing annually more than 2 million people worldwide through its network of more than 4,500 branches and client-dedicated services. The addition of Monster’s leading recruiting media, technologies, and platforms, which connect people and jobs in more than 40 countries, further expand services to offer both clients and candidates tools for increased efficiency and engagement, connecting more people to more jobs.

•	Financially Compelling: The transaction is expected to be immediately accretive to Randstad earnings per share.

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The Offer expired on October 28, 2016 at 12:00 midnight, New York City time. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, has advised that, as of the expiration of the Offer, a total of approximately 45,973,527 shares of Monster common stock have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 51.5% of Monster’s outstanding shares (including shares of restricted stock and options). In addition, shares presented by notices of guaranteed delivery have been delivered with respect to 3,708,393 shares of Monster common stock that have not yet been validly tendered, representing approximately 4.15% of Monster’s outstanding shares (including shares of restricted stock and options). All shares that were validly tendered and not properly withdrawn during the Offer period have been accepted for payment. Payment for such shares will be made promptly, in accordance with the terms of the Offer.

The minimum condition to the Offer that one share more than half the sum of all outstanding shares (including restricted shares, shares issuable to holders of stock options and shares issuable to holders of Monster’s 3.50% Convertible Senior Notes due 2019 from whom Monster has received duly completed notices of exercise) be validly tendered has now been satisfied, and Randstad intends to complete its acquisition of Monster promptly through a merger under Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each share of common stock of Monster not tendered in the Offer (other than shares held by Monster, Randstad or their respective direct or indirect wholly-owned subsidiaries, and other than shares held by Monster stockholders who have properly and validly perfected their statutory appraisal rights in compliance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $3.40 per share in cash, without interest thereon and less any applicable withholding taxes. Upon completion of the merger, Monster will become a wholly-owned subsidiary of Randstad.

About Randstad

Randstad specializes in solutions in the field of flexible work and human resources services. Their services range from regular temporary staffing and permanent placements to Inhouse Services, Professionals, Search & Selection, outplacement, and HR Solutions. Randstad Group is one of the leading HR services providers in the world, with top-three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, the UK, and the United States, as well as major positions in Australia and Japan. In 2015, Randstad had approximately 29,750 corporate employees and around 4,473 branches and Inhouse locations in 39 countries around the world. Randstad generated revenue of €19.2 billion in 2015. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information, see www.randstad.com.

About Monster Worldwide

Monster Worldwide, Inc. (NYSE: MWW) is a global leader in connecting people to jobs, wherever they are. For more than 20 years, Monster has helped people improve their lives with better jobs, and employers find the best talent. Today, the company offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruiting industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website Monster.com® and a vast array of products and services. For more information, visit www.monster.com/about.

Forward-Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Merger Sub to complete the tender offer and the merger considering the various closing conditions. Randstad and Monster undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Monster into Randstad; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the Amsterdam Stock Exchange.

Contacts:

For Randstad Investors:

Arun Rambocus (Director Investor Relations)

+31 20 569 5940

+31 6206 18370 (Mobile + WhatsApp)

arun.rambocus@randstadholding.com

For Randstad Media:

Machteld Merens (Director Group Communications)

+31 20 569 1732

machteld.merens@randstadholding.com

For Monster Investors:

Bob Jones (Investor Relations)

+1 212 351-7032

bob.jones@monster.com

For Monster Media:

Matt Anchin (SVP Global Communications)

+1 212 351-7528

matt.anchin@monster.com